Exhibit 99.1

TSX & ASX: OYM, OTCQX: OLYMF, FSX: OP6

NEWS RELEASE

OLYMPUS’ BAU GOLD PROJECT CONTINUES TO DELIVER POSITIVE DRILL RESULTS

HIGHLIGHTS:

◆	New drill intercepts:
	JUDDH-50:	61.10m @ 2.40 g/t Au, including:	2.00m @ 5.93 g/t Au 7.00m @ 5.36 g/t Au 5.70m @ 3.53 g/t Au 4.00m @ 3.90 g/t Au
	JUDDH-51:	34.00m @ 2.47 g/t Au, including:	8.8 @ 3.2 g/t Au
	JUDDH-53:	36.00m @ 1.15 g/t Au
	JUDDH-57:	33.00m @ 1.48 g/t Au
	JUDDH-58:	24.00m @ 1.76 g/t Au, including:	7.00m @ 3.27 g/t Au
	JUDDH-59:	32.40m @ 1.92 g/t Au, including:	28.00m @ 2.21 g/t Au

Toronto, 22 May, 2012 - Olympus Pacific Minerals Inc., Chief Executive Officer, John Seton, is pleased to announce continuing positive drilling results from the Jugan Sector of the Company’s Bau Central property in Sarawak, East Malaysia.

John Seton, said: “Ongoing drilling in the Jugan Sector of the Bau Gold Trend continues to return highly encouraging results. Drilling has now shown that the Jugan Hill deposit remains open, both at depth and along strike and that the deposit strikes, parallel to the regional northeast-southwest trend of Bau Central gold mineralization. This substantially enhances the scope for step-out drilling to expand resources and increases confidence in the large-scale potential of the Jugan deposit.”

JUGAN HILL DEPOSIT - DRILLING UPDATE

The current phase of infill and step-out drilling at the Jugan Hill deposit continues to upgrade and expand the prospective open pit resource. Latest results have now confirmed continuity of ore grade mineralization well beyond the limits of the previous resource model. Gold mineralization over widths of more than 30 metres continues beyond 200m depth vertically beneath a surface high-grade zone in the southwest sector of the deposit in holes JUDDH-51 and JUDDH-59, whilst in the northeast strike extension holes such as JUDDH-58 reveal grades that are significantly higher than those from previous shallow holes in this area.

Drilling has also shown that diffuse mineralization outcropping on and around Jugan Hill is related to a deeper northeast-southwest striking tabular mineralization zone that conforms to the regional strike of the Bau Gold Trend. The deposit remains open-ended in both strike directions beyond Jugan Hill. The mineralization zone dips 600 - 800 to the northwest and remains open beyond the current depth limit of drilling. Results from the deepest holes have shown locally elevated gold values.  Intercepts including 5.00m @ 5.24 g/t Au from 276.00 m down hole in JUDDH-32, 3.00m @ 5.22g/t Au from 317m down hole in JUDDH-36 and 0.40m @ 14.10 g/t Au from 209.10m down hole in JUDDH-59 are consistent with the conceptual model, which predicts more focussed  and higher-grade mineralization at depth.

An example of how the current drilling is expanding the resource at depth is illustrated by the cross-section through JUDDH51 shown below:
Ongoing step-out drilling will continue to target the projected mineralization extensions, both along strike and at depth. Since the above encouraging intercepts are well beyond the limits of the previous resource model, they provide confidence that this programme will achieve its target of significantly expanding gold resources beyond the current NI43-101/JORC resource.  The measured category contains 158,500 oz of gold (3,425,000 tonnes @ 1.44g/t) and Indicated category contains 500,600 oz of gold (10,259,000 t @ 1.52 g/t Au).

JUGAN HILL  SETTING

Jugan Hill is a near-surface gold deposit at the northern end of the Bau Central gold trend. It comprises disseminated, sediment-hosted (Carlin style) mineralization, hosted within a thick shale/sandstone sedimentary sequence. The deposit area is intruded by dacite porphyry stocks, dykes and sills and transected by deep-seated regional faults (conformable with the Bau Gold Trend) and cross-cutting fault sets.

The presence of a deep northeast-southwest  trending mineralized (feeder) zone, parallel to the Bau gold trend, has now been confirmed on multiple drill section lines. This zone dips steeply northwest and remains open along strike in both directions and beyond 200m vertical depth.  The drill programme will continue to probe strike and dip projections of this zone.

Barium and other trace element values increasing with depth continue to support the Carlin analogy and suggest potential for higher grade mineralization at depth, as indicated in the conceptual northeast facing cross-section shown above.

A detailed, high-resolution geochemical survey, along with alteration studies and an IP geophysical survey is now at advanced planning stage. These surveys are expected to yield further insights into the lateral and depth projections of mineralization within Jugan sector.

BAU CENTRAL GOLD TREND

Olympus has been actively exploring the 17 km long Bau Central mineralization trend since first acquiring the property in 2009.

The Bau gold trend contains 34 known gold prospects, at various stages of exploration advancement.  Geological, geophysical, and geochemical studies and ongoing drilling programmes are in progress to further expand and upgrade the  JORC/NI43-101 global resource, which currently stands at 3.02M oz.

( See resource tables  http://www.olympuspacific.com/properties/resource-tables)

BAU PROJECT BACKGROUND

The Bau property is a brown-field project, spread over a large geographic area in which the Company owns rights to consolidated mining tenements covering much of the historic Bau Goldfield in Sarawak, East Malaysia.

The Bau Goldfield has been intermittently mined since the mid 19th Century. Historic production is estimated at > 3M oz gold. The most recent was the Tai Parit mine, which closed in 1996 after producing 1.2M oz gold from a single open-pit averaging 7 g/t Au.

The Bau Goldfield lies within the Borneo metalliferous belt, which contains several other important gold mining camps, including: Kelian, Mamut (gold-copper) and Mt Muro.

The geology and mineralization of the Bau Goldfield have been compared with that of the Carlin District of Nevada, USA (cumulative production > 60M oz).

The property was acquired under the Company’s merger with Zedex Minerals Limited in 2009.

The Goldfield has earlier been explored by several companies, including Menzies Gold NL, Cameco, Gencor, and RGC, but this is the first time that detailed and systematic exploration has been conducted using modern state-of-the-art exploration techniques over the whole goldfield for a sustained period.

Company equity in the Bau Goldfield Project operating Joint Venture Company (North Borneo Gold Sdn Bhd) currently stands at 83.25%. The company plans to acquire an additional interest to bring its total stake to 93.55% within the next two and a half years.

Olympus is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in

the Philippines. Olympus expects to expand existing gold production capacity in Vietnam over the next two years and simultaneously introduce new production capacity from Bau Central. The company also plans a substantial increase of its attributed gold resources through the exploration of advanced properties having demonstrably large upside potential.

OLYMPUS PACIFIC MINERALS INC.

John A.G.  Seton
Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

info@olympuspacific.com

www.olympuspacific.com

The material in this announcement has been prepared under the supervision of Rod Murfitt, a member of the Australasian Institute of Mining and Metallurgy (AusIMM) and a Competent Person, as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve" (the JORC Code) and Canadian Instrument 43-101.  Mr Murfitt consents to the inclusion in this report of the Information, in the form and context in which it appears.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of the Ontario Securities Act, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

APPENDIX A:

Jugan Drill Results ( True widths undetermined)

JUGAN DEPOSIT: Drill Intercept Table (as of May 20, 2012)
Hole No	From (m)	To (m)	Length (m)	Au (g/t)
JUDDH-06	No Significant intersections
JUDDH-07	4.00	6.00	2.00	0.79
JUDDH-08	0.00	2.00	2.00	0.77
JUDDH-09	0.80	9.00	8.20	1.26
JUDDH-10	22.70	25.00	2.30	0.55
JUDDH-10	233.00	236.00	3.00	1.04
JUDDH-10	243.00	244.00	1.00	0.55
JUDDH-10	264.00	265.00	1.00	0.70
JUDDH-10	287.00	295.00	8.00	1.21
JUDDH-10	320.00	322.00	2.00	0.75
JUDDH-10	328.00	333.00	5.00	1.07
JUDDH-10	352.00	353.00	1.00	0.66
JUDDH-10	360.00	361.00	1.00	1.10
JUDDH-10	367.00	370.00	3.00	0.65
JUDDH-10	450.00	451.00	1.00	0.54
JUDDH-10	457.00	458.35	1.35	1.06
JUDDH-11	0.00	78.30	78.30	2.01
JUDDH-11 - incl	0.00	11.00	11.00	4.40
JUDDH-11 - incl	17.00	28.00	11.00	3.90
JUDDH-11 - incl	39.00	43.00	4.00	4.05
JUDDH-12	18.00	21.00	3.00	0.84
JUDDH-12	28.60	36.00	7.40	0.84
JUDDH-12	40.00	51.80	11.80	1.23
JUDDH-12	58.00	82.00	24.00	2.32
JUDDH-12 - incl	65.00	74.00	9.00	3.87
JUDDH-13	0.00	16.50	16.50	3.08
JUDDH-13 - incl	3.00	9.00	6.00	5.75
JUDDH-13 - and	3.00	5.00	2.00	9.13
JUDDH-14	0.00	68.50	68.50	1.00
JUDDH-14 - incl	27.00	60.00	33.00	1.46
JUDDH-14 - and	51.00	58.00	7.00	3.21
JUDDH-15	0.00	2.60	2.60	0.91
JUDDH-15	0.00	8.00	8.00	0.62
JUDDH-15	14.00	39.00	25.00	1.77
JUDDH-15	41.00	64.00	23.00	1.62
JUDDH-15	71.00	81.50	10.50	1.99
JUDDH-16	2.00	9.70	7.70	0.93
JUDDH-16	13.00	15.00	2.00	0.77
JUDDH-16	19.00	36.00	17.00	0.72
JUDDH-16	39.00	60.35	21.35	1.74
JUDDH-16 - incl	41.00	45.85	4.85	4.67
JUDDH-17	0.00	3.50	3.50	0.95
JUDDH-17	26.90	28.00	1.10	1.00
JUDDH-17	32.00	36.00	4.00	2.65
JUDDH-17	62.00	92.00	30.00	1.53
JUDDH-18	22.00	87.40	65.40	1.79
JUDDH-19	0.00	4.40	4.40	0.51
JUDDH-19	26.60	27.20	0.60	1.09
JUDDH-19	66.70	76.70	10.00	0.67

JUDDH-20	1.30	7.30	6.00	2.21
JUDDH-20 - incl	4.30	6.30	2.00	4.07
JUDDH-20	13.30	62.15	48.85	1.98
JUDDH-20 - incl	16.30	18.30	2.00	3.93
JUDDH-20 - incl	22.30	26.50	4.20	6.30
JUDDH-20 - with	23.30	24.50	1.20	15.30
JUDDH-20 - incl	37.50	40.00	2.50	4.39
JUDDH-20 - incl	36.50	42.85	6.35	2.48
JUDDH-20 - incl	45.40	62.15	16.75	2.13
JUDDH-21	0.00	15.00	15.00	1.07
JUDDH-21	31.00	32.00	1.00	0.55
JUDDH-22	65.50	71.00	5.50	2.39
JUDDH-23	1.70	11.00	9.30	0.93
JUDDH-23	27.00	65.10	38.10	3.91
JUDDH-24	4.00	20.00	16.00	1.94
JUDDH-24	24.00	38.00	14.00	1.86
JUDDH-24	43.20	44.40	1.20	0.69
JUDDH-25	265.00	291.00	26.00	0.54
JUDDH-25 - incl	265.00	272.00	7.00	0.88
JUDDH-26	211.00	235.00	24.00	1.52
JUDDH-26	245.00	247.00	2.00	0.60
JUDDH-27	0.00	2.00	2.00	2.28
JUDDH-27	5.00	5.70	0.70	0.99
JUDDH-27	77.10	94.00	16.90	2.14
JUDDH-28	168.00	169.00	1.00	1.74
JUDDH-28	222.00	252.00	30.00	0.82
JUDDH-28 - incl	232.00	240.00	8.00	1.36
JUDDH-29	0.00	3.00	3.00	1.34
JUDDH-30	2.00	6.00	4.00	0.62
JUDDH-31	0.00	40.00	40.00	3.99
JUDDH-31 - incl	2.00	19.00	17.00	5.69
JUDDH-32	241.00	282.00	41.00	1.79
JUDDH-32 - incl	247.00	249.00	2.00	5.24
JUDDH-32	276.00	281.00	5.00	5.24
JUDDH-33	128.00	151.00	23.00	0.87
JUDDH-33 - incl	128.00	139.00	11.00	1.04
JUDDH-33 - incl	146.20	151.00	4.80	1.40
JUDDH-34	33.00	52.00	19.00	0.87
JUDDH-34 - incl	33.00	45.00	12.00	1.19
JUDDH-35	36.00	44.10	8.10	1.09
JUDDH-35	53.50	87.50	34.00	3.01
JUDDH-35 - incl	54.50	63.50	9.00	7.60
JUDDH-36	256.40	297.00	40.60	1.51
JUDDH-36 - incl	313.20	320.00	6.80	2.73
JUDDH-36 - with	317.00	320.00	3.00	5.22
JUDDH-37	163.00	169.00	6.00	0.78
JUDDH-37	182.00	186.00	4.00	0.93
JUDDH-37	190.00	234.00	44.00	1.10
JUDDH-38	9.00	93.00	84.00	0.78
JUDDH-38 - incl	9.00	12.00	3.00	1.22
JUDDH-38 - and	16.00	93.00	77.00	0.79
JUDDH-38 - and	25.10	36.00	10.90	1.02
JUDDH-38 - and	50.00	74.00	24.00	0.98
JUDDH-38 - and	80.00	93.00	13.00	1.31
JUDDH-39	276.00	291.20	15.20	1.32
JUDDH-40	44.00	106.00	62.00	2.02

JUDDH-40 - incl	56.00	71.00	15.00	3.65
JUDDH-41	157.00	163.00	6.00	0.67
JUDDH-41	168.00	184.00	16.00	1.08
JUDDH-41	195.30	200.00	4.70	0.46
JUDDH-42	416.40	417.00	0.60	0.35
JUDDH-43	7.00	14.00	7.00	0.89
JUDDH-43	33.00	73.00	40.00	1.18
JUDDH-44	2.70	55.40	52.70	4.64
JUDDH-44 - incl	6.00	27.00	21.00	6.80
JUDDH-44 - incl	23.00	27.00	4.00	11.97
JUDDH-45	4.00	10.00	6.00	0.66
JUDDH-45	26.00	65.50	39.50	1.91
JUDDH-45 - incl	47.00	65.50	18.50	3.39
JUDDH-46	181.00	184.00	3.00	0.73
JUDDH-46	194.00	195.00	1.00	0.53
JUDDH-46 - incl	199.00	232.00	33.00	0.88
JUDDH-46 - incl	199.00	202.10	3.10	1.73
JUDDH-46 - incl	215.00	231.00	16.00	1.00
JUDDH-47	0.00	1.50	1.50	0.85
JUDDH-47	14.30	25.00	10.70	1.02
JUDDH-47	32.00	74.95	42.95	1.36
JUDDH-48	0.00	29.30	29.30	2.94
JUDDH-48	36.00	37.00	1.00	0.62
JUDDH-48	42.70	96.00	53.30	1.41
JUDDH-48 - incl	19.00	22.00	3.00	10.05
JUDDH-49	313.00	324.00	11.00	2.58
JUDDH-49	338.00	343.00	5.00	1.36
JUDDH-49	348.00	352.30	4.30	1.72
JUDDH-50	0.00	5.00	5.00	1.00
JUDDH-50	16.70	77.80	61.10	2.40
JUDDH-50 - incl	19.00	21.00	2.00	5.93
JUDDH-50 - incl	29.00	36.00	7.00	5.36
JUDDH-50 - incl	57.00	62.70	5.70	3.53
JUDDH-50 - incl	67.00	71.00	4.00	3.90
JUDDH-51	187.00	199.00	12.00	0.65
JUDDH-51	203.00	237.00	34.00	2.47
JUDDH-51 - incl	225.00	233.80	8.80	3.52
JUDDH-51	240.00	260.30	20.30	1.13
JUDDH-51	269.00	286.00	17.00	1.66
JUDDH-52	205.00	218.00	13.00	1.10
JUDDH-52	231.00	243.00	12.00	0.94
JUDDH-53	285.00	321.00	36.00	1.15
JUDDH-53 - incl	287.00	299.00	12.00	1.43
JUDDH-53 - incl	305.00	316.00	11.00	1.35
JUDDH-54	139.00	141.00	2.00	0.72
JUDDH-54	149.00	150.00	1.00	0.50
JUDDH-54	153.00	154.00	1.00	0.90
JUDDH-54	206.00	210.00	4.00	1.19
JUDDH-54	243.00	248.20	5.20	0.85
JUDDH-55	175.00	177.00	2.00	1.19
JUDDH-55	182.00	189.00	7.00	0.75
JUDDH-55	201.00	224.00	23.00	0.92
JUDDH-55	227.00	230.00	3.00	1.14
JUDDH-56	331.80	341.00	9.20	1.88
JUDDH-57	192.00	196.00	4.00	1.75
JUDDH-57	201.00	234.00	33.00	1.48

JUDDH-57	237.00	243.00	6.00	2.26
JUDDH-57	248.00	248.90	0.90	0.67
JUDDH-58	263.00	287.00	24.00	1.76
JUDDH-58 - incl	267.00	274.00	7.00	3.27
JUDDH-59	202.00	203.90	1.90	0.79
JUDDH-59	209.10	209.50	0.40	14.10
JUDDH-59	224.00	233.00	9.00	0.95
JUDDH-59	237.00	239.20	2.20	0.75
JUDDH-59	242.00	274.40	32.40	1.92
JUDDH-59 - incl	246.00	274.00	28.00	2.21